Exhibit 23.6
The Board of Directors and Stockholders
Kansas City Southern de México, S.A. de C.V.:
Re: Registration Statement on Form S-4 of Kansas City Southern de México, S.A. de C.V. in connection with the offer to exchange up to $200 million 12½% Senior Notes due 2016.
With respect to the subject registration statements, we acknowledge our awareness of the use therein of our report dated July 30, 2009 related to our review of interim financial information.
Pursuant to Rule 436 under the Securities Act of 1933 (the Act), such report is not considered part of a registration statement prepared or certified by an independent registered public accounting firm, or a report prepared or certified by an independent registered public accounting firm within the meaning of Sections 7 and 11 of the Act.
/s/ KPMG LLP
Kansas City, Missouri
September 4, 2009